NEWS RELEASE

Alderon Signs Agreement with the Town of Wabush
And Receives Permission for Mineral Extraction

March 27, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that The Kami Mine Limited Partnership (“Kami LP”), an affiliate of Alderon, has signed a Grant-in-lieu of Municipal Taxes Agreement (the “Agreement”) with the Town of Wabush (“Wabush”) with respect to the development of the Kami Iron Ore Project (“Kami Project”) located in western Labrador.

“This Agreement is the result of our continuous positive working relationship with the local communities and marks the final municipal agreement required for our Kami Project,” says Tayfun Eldem, President & CEO of Alderon.  “This Agreement will aid Wabush to continue providing the services that residents, businesses and future Kami Project employees rely on.  We are very pleased at the support we have received from Wabush.”

“We are confident that the Agreement now in place with the Kami Project will only brighten the future of both the community and industry,” says Wabush Mayor Colin Vardy.  ”The Kami Project will ultimately fill the void from the idling of Wabush Mines.”

Under the terms of the Agreement, the Kami LP will pay to Wabush an annual grant-in-lieu of municipal taxes on the Kami Project mining operations that will be located within the boundary of the Town of Wabush and its Municipal Planning Area. Kami LP will also provide a capital projects disbursement to the Town, with the funds going towards required infrastructure needs. Payments under the Agreement will commence after initial production occurs at the Kami Project. As long as Kami LP makes the payments required under the Agreement, the Town will not seek to charge or assess Kami LP for any municipal taxes in relation to the Kami Project or the business carried on by the Kami LP on the Kami Project.

Alderon is also pleased to announce that the Labrador City and Wabush municipal plan amendments to rezone lands within the Kami Project area are now in force.  The footprint of the Kami Project’s future operations in Labrador is located entirely within the Municipal Planning Areas of the Town of Labrador City and the Town of Wabush.  The Towns published these amendments in the March 14, 2014 edition of the Newfoundland and Labrador Gazette following their registration by the Provincial Department of Municipal Affairs.  These amendments were necessary to permit mineral extraction and mineral workings within the Project area.

In addition, Alderon is pleased to confirm that following the release of the Kami Project from the Federal and Provincial Environmental Assessment Process, it has received the federal Navigable Waters Protection Act Approval pursuant to subsections 5(1) and (3) of the Navigable Waters Protection Act and the federal Fisheries Act Authorization pursuant to Sections 35(2)(b) of the Fisheries Act.  Alderon has now satisfied its obligation to Hebei Iron & Steel Group to receive the environmental assessment and related approvals for the Kami Project prior to March 31, 2014.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines. Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the future relationship with the Town of Wabush; and (iii) the benefits of the Agreement.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the Federal environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.